UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

MAGELLAN MIDSTREAM PARTNERS, L.P.

(Exact name of registrant as specified in its charter)

Delaware	79-1599053
(State of incorporation or organization)	(IRS Employer Identification No.)

P.O. Box 22186

Tulsa, Oklahoma 74121-2186

(Address of principal executive offices and zip code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Rights to Purchase Common Units	The New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.    ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.    ☐

Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act: None

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Description of Registrant’s Securities to be Registered.

On December 4, 2008, Magellan Midstream Partners, L.P., a Delaware limited partnership (the “Partnership”), entered into a Unit Purchase Rights Agreement, dated as of December 4, 2008 (as the same may be amended from time to time, the “Rights Agreement”), between the Partnership and Computershare Trust Company, N.A., as Rights Agent (the “Rights Agent”). On December 3, 2008, the Board of Directors (the “Board of Directors”) of Magellan GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), declared an issuance and distribution of one unit purchase right (a “Right”) for each outstanding common unit representing a limited partner interest in the Partnership (each, a “Common Unit”). The issuance and distribution will occur on December 10, 2008 (the “Record Date”) to holder of record of Common Units on that date. Each Right entitles the registered holder to purchase from the Partnership one Common Unit at a price of $145.00 (as the same may be adjusted, the “Purchase Price”). The description and terms of the Rights are set forth in the Rights Agreement.

Until the earlier to occur of (i) the tenth (10th) day following a public announcement that (A) a person has acquired beneficial ownership of 15% or more of the outstanding Common Units, or (B) if any person currently owns 15% or more of the outstanding Common Units, at such time as such person thereafter becomes the beneficial owner of any additional Common Units, unless such person became the beneficial owner of such additional Common Units as a result of certain transactions effected by the Partnership (in either case, an “Acquiring Person”), or (ii) the tenth (10th) business day (subject to extension) after a person commences, or announces its intention to commence, a tender offer or exchange offer the successful consummation of which would result in any person becoming the beneficial owner of the number of units necessary to be an Acquiring Person (the earlier of such dates being called the “Distribution Date”), the Rights will be evidenced, with respect to any of the Common Unit certificates or uncertificated book entries for the Common Units outstanding as of the Record Date, by such Common Unit certificates with a copy of this Summary of Rights attached thereto or such book entries. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Units. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Unit certificates issued after the Record Date, upon transfer or new issuance of Common Units will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Units, outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, or the transfer of any Common Unit outstanding on the Record Date represented by a book entry, will also constitute the transfer of the Rights associated with the Common Units represented by such certificate or book entry.

As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of the Common Units as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on December 3, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed by the Partnership, in each case, as described below.

The Purchase Price payable, and the number of Common Units or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a unit distribution on, or a subdivision, combination or reclassification of, the Common Units, (ii) upon the grant to holders of the Common Units of certain rights or warrants to subscribe for or purchase Common Units at a price, or securities convertible into Common Units with a conversion price, less than the then current market price of the Common Units or (iii) upon the distribution to holders of the Common Units of evidences of indebtedness or assets (excluding regular periodic cash distributions paid out of earnings or retained earnings or distributions payable in Common Units) or of subscription rights or warrants (other than those referred to above).

If, after a person or a group has become an Acquiring Person, the Partnership is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold or transferred (subject to certain exceptions) (such merger, business combination, sale or transfer a “Flip-over Event”), proper provision will be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person, will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the

Right, the number of common units or equivalent securities of the acquiring company equal to the product of (x) the number of Common Units for which a Right was exerciseable immediately prior to the Flip-over Event and (y) that number of common units or equivalent securities of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. If any person becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Units or equivalent securities having a market value of two times the exercise price of the Right.

At any time after a person or group has become an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Units, the general partner of the Partnership may exchange the Rights (other than Rights owned by such person or group which have become void), in whole or in part, at an exchange ratio of one Common Unit for each two Common Units for which each Right is then exercisable pursuant to the provisions of the Rights Agreement (subject to adjustment).

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% of such Purchase Price. No fractional Common Units will be issued and in lieu thereof, an adjustment in cash will be made based on the market price of the Common Units on the last trading day prior to the date of exercise.

At any time prior to the earlier of (i) the tenth (10th) day following the public announcement by the Partnership or an Acquiring Person that an Acquiring Person has become such, or such earlier date as the General Partner shall become aware of the existence of an Acquiring Party, or (ii) the Final Expiration Date, the Partnership, with the approval of its general partner, may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”). The redemption of the Rights may be made effective at such time on such basis and with such conditions as the general partner in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

As long as the Rights are redeemable, the terms of the Rights may be amended by the Partnership without the consent of the holders of the Rights. From and after such time as the Rights are no longer redeemable, no such amendment by the Partnership may materially adversely affect the interests of the holders of the Rights (excluding the interest of any Acquiring Person) or cause the Rights again to become redeemable. Notwithstanding the immediately preceding sentence, from and after such time as the Rights are no longer redeemable, the Partnership may amend the Rights in a manner that adversely affects the Rights to the extent necessary to prevent the IDR Rights and GP Rights (each as defined in the Rights Agreement) from being adversely affected. In no circumstances shall the Redemption Price be amended.

Until a Right is exercised, the holder thereof, as such, will have no rights as a unitholder of the Partnership, including the right to vote or to receive distributions.

The Rights Agreement additionally provides for the issuance of certain rights to the General Partner and to the holder of the Incentive Distribution Rights. The purpose and intent of these rights is to provide that the General Partner and the holder of the Incentive Distribution Rights will be neither unfairly benefitted nor adversely effected on any exercise or exchange of the Rights.

The description of the Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of such agreement, a copy of which is filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference.

Item 2. Exhibits.

Exhibit	Description

4.1	Unit Purchase Rights Agreement, dated as of December 4, 2008, between Magellan Midstream Partners, L.P. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Rights Certificates as Exhibit A and the Summary of Rights to Purchase Common Units as Exhibit B.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MAGELLAN MIDSTREAM PARTNERS L.P.

By:	Magellan GP, LLC, its general partner

By:	/s/ Lonny E. Townsend
Lonny E. Townsend Senior Vice President, General Counsel and Assistant v Corporate Secretary

Date: December 5, 2008

INDEX TO EXHIBITS

Exhibit	Description

4.1	Unit Purchase Rights Agreement, dated as of December 4, 2008, between Magellan Midstream Partners, L.P. and Computershare Trust Company, N.A., as Rights Agent, which includes the Form of Rights Certificates as Exhibit A and the Summary of Rights to Purchase Common Units as Exhibit B.